#1060-1090 West Georgia Street
Vancouver, BC V6E 3V7
Tel: 604-681-2300 Fax: 604-681-2310

MANAGEMENT INFORMATION CIRCULAR

(This document contains information as at May 14, 2014 and all amounts are in Canadian dollars, unless otherwise indicated.)

GENERAL PROXY INFORMATION

This Management Information Circular is furnished to the shareholders (the “Shareholders”) of Hard Creek Nickel Corporation (the “Company”) by the board of directors of the Company (the “Board”) in connection with the solicitation by the Company’s Board of proxies to be voted at the Annual General and Special Meeting (the “Meeting”) of the Shareholders to be held on Monday, June 23, 2014 at 10:00 a.m. PST.

The solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment and Revocation of Proxy

Registered Shareholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each common share in the capital of the Company (“Common Shares”) that such Shareholder holds on May 14, 2014 (the “Record Date”) on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting. The persons named as proxy holders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare Trust Company of Canada, at their offices located at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Tel: 1 800 564 6253), at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled commencement of the Meeting or an adjournment of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation and (b) delivered either: (i) to the Company at #1060-1090 West Georgia Street, Vancouver, BC V6E 3V7 (Attention: Mark Jarvis) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof; (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (a) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (b) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting. The shares represented by a Shareholder’s proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be voted upon, the shares represented by that Shareholder’s proxy will be voted accordingly.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the shares which are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

A Shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, the Shareholder must strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instruction to the nominee on how the Shareholder’s shares should be voted. The nominee should bring personal identification to the meeting.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the designated persons named in the form of proxy. It is intended that the designated persons will vote the common shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the company’s board of directors for directors and auditor.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Non Registered Shareholders

The information set out in this section is of significant importance to those Shareholders who do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Regulatory policies require intermediaries to seek voting instructions from Beneficial Shareholders in advance of a shareholders’ meeting. Beneficial Shareholders have the option of either not objecting to their intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholder are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designed as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”) instead of a proxy (the notice of meeting, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”), directly to the NOBOs and indirectly through intermediaries to the OBOs. The intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to the OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, the Beneficial Shareholder is able to instruct the intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. If you have any questions respecting the voting of shares held through an intermediary, please contact that intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF, through Broadridge or another intermediary, cannot use that form to vote Common Shares directly at the Meeting. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wishes to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only Registered Shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven (7) days before the Meeting, arrange for its intermediary to revoke its VIF on its behalf.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and notice of meeting are to Registered Shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares. If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Meeting Materials to you, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no: (a) person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (b) proposed nominee for election as director of the Company; and (c) associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon other than the election of directors and the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 90,373,493 Common Shares are issued and outstanding as of May 14, 2013, the Record Date. Although the Company is also authorized to issue an unlimited number of Class A Preference Shares without par value, none of these preference shares have been issued.

Only the registered holders of Common Shares who were holders as of the Record Date are entitled to vote at the Meeting. These registered holders of Common Shares will be entitled to one vote for each Common Share held on the Record Date.

To the knowledge of the directors and executive officers of the Company, the following are the only persons or companies that beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
CDS & Co.	87,217,463	96.51%

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment and Remuneration of Auditors

Shareholders will be asked to vote for an ordinary resolution to re-appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants of Vancouver, British Columbia, as the auditors of the Company until the next annual general meeting of the Shareholders and to authorize the Board to fix their remuneration.

Management recommends shareholders to vote for the ratification of the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the Company’s auditors for the Company’s fiscal year ending December 31, 2014 at a remuneration to be fixed by the Company’s Board.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF DALE MATHESON CARR-HILTON LABONTE, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE SHAREHOLDERS AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

Election of Directors

The directors of the Company are elected at each annual general meeting of the Company and hold office until the next annual general meeting or until their successors are elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s Articles or applicable corporate statutes.

The Shareholders will be asked to pass an ordinary resolution to fix the number of directors of the Company at six (6). Management of the Company proposes to nominate each of the following persons for re-election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province & Country of Residence and Position Held with the Company	Principal Occupation During the Last Five Years	Number of Voting Securities Beneficially Owned or Controlled or Directed, Directly or Indirectly (1)	Period (s) During Which Served as a Director of the Company
MARK JARVIS (3) British Columbia, Canada President, CEO and Director	Businessman; President and CEO of the Company from January 2004 to present; CEO and director of Shoal Point Energy Ltd. from June 28, 2013 to present.	6,910,289	January 9, 2004 to present
LYLE DAVIS (2) (3) British Columbia, Canada Chairman and Director	Director of the Company from June 2004 to present; CEO of Condor Resources Inc. from July 2013 to present; director of Condor Resources Inc. from February 2004 to present; principal of Ellardee Group Capital Inc. from June 1999 to present.	20,000	June 11, 2004 to present

GARY JOHNSON Claremont, WA, Australia Director	Consultant; Metallurgical Advisor of Prophecy Platinum from November 2011 to present; Director of Antipa Minerals Ltd. and Potash West, May 2010 to present; Director of Tati Nickel Mining co. (Pty) Ltd., Boswana; Managing Director of Norilsk Nickel Australia Pty. Ltd., 2007 to 2010;	150,000	June 10, 2010 to present
TOM MILNER British Columbia, Canada Director	Retired; Director of the Company since October 2007.	220,000	October 11, 2007 to present
GEORGE SOOKOCHOFF (2) British Columbia, Canada Director	Consultant; Self employed since 1983 as a computer and graphics consultant; director of International PBX Ventures Ltd. from August 2006 and President and CEO from February 2008 to October 2012.	Nil	November 20, 2003 to present
CLIFF S. CARSON (2) British Columbia, Canada Director	Retired; Director of Company since May 2011.	560,000	May 10, 2011 to present

(1)	The information as to security holdings of each director has been provided by the respective proposed directors and nominees and is not within the Company’s knowledge.

(2)	Member of the Company’s audit committee.
(3)	Member of the Company’s disclosure committee.

Management recommends shareholders to vote for the nominees for re-election as directors.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF A RESOLUTION TO FIX THE NUMBER OF DIRECTORS AT SIX (6) AND TO APPOINT AS DIRECTORS, MARK JARVIS, GEORGE SOOKOCHOFF, GARY JOHNSON, TOM MILNER, LYLE DAVIS AND CLIFF CARSON.

Management does not contemplate that any of the nominees will be unable to serve as a director.

Except as otherwise disclosed in this Information Circular, no director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is, or was, within the ten (10) years before the date of this Information Circular, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the ten (10) years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by management of the Company.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as described below, none of the directors of the Company is, or within the past ten years prior to the date hereof has been, a director of executive officer of any issuer that, while that person was acting in that capacity:

(a)      was subject to a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days;

(b)      was subject to an event that resulted, after the director or executive officer ceased to e a director or senior officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(c)      was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the person.

EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“LTIP” means a long-term incentive plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include options or SARs (as defined below) plans or plans for compensation through shares or units that are subject to restrictions on resale.

“Named Executive Officers” or “NEO” means each of the following individuals:

(a)	a CEO;
(b)	a CFO;
(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102 F6 Statement of Executive Compensation; or

(d)

any individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

“SAR” means a stock appreciation right which is a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading prices of publicly traded securities.

On September 18, 2008, the Canadian Securities Regulators announced the adoption of new rules under Form 51-102 F6 Statement of Executive Compensation in respect of financial years ending on or after December 31, 2008. The disclosure contained in this Part complies with the new rules. While the new rules require the compensation table to present compensation information for the Company’s three most recently completed financial years that end on or after December 31, 2008, in this first year of implementation a company is not required to include any comparative period disclosure.

Compensation Discussion and Analysis

The overall objective of the Company’s compensation strategy is to offer short-term, medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the chief executive officer, if any, in this regard. The Company currently has short-term and long-term compensation components in place, and will develop medium-term compensation components. The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Company’s Shareholders. Therefore a significant portion of the total compensation is based upon overall corporate performance.

The Company does not have in place a Compensation and Nominating Committee. All tasks related to developing and monitoring the Company’s approach to the compensation of officers of the Company and to developing and monitoring the Company’s approach to the nomination of directors to the Board are performed by the members of the Board. The compensation of the NEOs and the Company’s employees is reviewed, recommended and approved by the Board. During the fiscal year ended December 31, 2013, the Company paid bonuses of $7,500 to the CFO and $3,000 to its Corporate Secretary.

Compensation to NEOs is comprised of a base salary. The Company chooses to pay a base salary to its NEOs and employees to satisfy the short-term compensation component. In the future, the Company may consider paying discretionary annual cash bonuses to satisfy the medium term compensation component. The Company grants options to purchase Shares of the Company with longer future vesting dates to satisfy the long term compensation component.

The annual salaries for NEOs are designed to be comparable to executive compensation packages for similar positions at companies with similar financial, operating and industrial characteristics. The NEOs will be paid an annual salary that also takes into account his or her existing professional qualifications and experience. The NEOs’ performances and salaries are to be reviewed periodically on the anniversary of their appointment to their respective officer-ships with the Company. Increases in salary are to be evaluated on an individual basis and are performance and market-based.

2013 Performance Graph

The following graph compares the total cumulative return of a shareholder who invested $100 in the Company’s Shares on December 31, 2013 with the cumulative return of the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment

	Dec 31/08	Dec 31/09	Dec 31/10	Dec 31/11	Dec 31/12	Dec 31/13
Hard Creek	$100	$182	$409	$173	$73	$55
S&P/TSX	$100	$131	$154	$133	$149	$152

Option-Based Awards

The Company regards the strategic use of incentive stock options as a cornerstone of the Company’s compensation plan. It applies to personnel at all levels and continues to be one of the Company’s primary tools for attracting, motivating and retaining qualified personnel, which is critical to the Company’s success. The Company is committed to long-term incentive programs that promote the continuity of an excellent management team and, therefore, the long-term success of the Company. The Company established a formal plan under which stock options may be granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. The Board is responsible for administering the Company’s stock option plan and determining the type and amount of compensation to be paid to directors, officers, employees and consultants of the Company including the awards of any stock options under a stock option plan. Stock options are typically part of the overall compensation package for executive officers and employees.

All grants of stock options to the NEOs are reviewed and approved by the Board. In evaluating option grants to an NEO, the Board evaluates a number of factors including, but not limited to: (i) the number of options already held by such NEO; (ii) a fair balance between the number of options held by the NEO concerned and the other executives of the Company, in light of their responsibilities and objectives; (iii) the value of the options (generally determined using a Black-Scholes analysis) as a component in the NEO’s overall compensation package.

Summary Compensation Table

Particulars of compensation paid to each NEO in the most recently completed financial year, is set out in the summary compensation table below:

	Year Ending	Salary	Share- based awards	Option- based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
Name and principal position		($)	($)	($)	($)		($)	($)	($)
					Annual incentive	Long- term
					plans	incentive plans
Mark Jarvis President and CEO(1) (2)	12/31/2013 12/31/2012	$Nil $79,500	Nil Nil	8,908 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$8,908 $79,500
Brian Fiddler CFO(3) (4)	12/31/2013 12/31/2012	$38,500 $60,500	Nil Nil	8,908 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$47,408 $60,500
Leslie Young Corporate Secretary(5) (6)	12/31/2013 12/31/2012	$34,000 $58,000	Nil Nil	8,908 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$42,908 $58,000

(1)	Mark Jarvis was appointed Chief Executive Officer and President of the Company on January 9, 2004.
(2)	Effective June 1, 2012 Mr. Jarvis voluntarily reduced his salary from $5,000 per month to NIL. Note: Effective December 31, 2013 Mr. Jarvis forgave $51,000 of accrued 2012 management fees.
(3)	Brian Fiddler was appointed as Chief Financial Officer of the Company on January 9, 2003.
(4)

Effective March 18, 2013, the Company entered into a one year consulting agreement with Brian Fiddler pursuant to which Mr. Fiddler serves as the Chief Financial Officer. Mr. Fiddler was paid $3,000.00 per month from January to July 2013 and $2,000.00 per month from August to December 2013.

(5)	Leslie Young was appointed as Corporate Secretary of the Company on February 26, 2004.
(6)

Effective January 2013, the Company entered into a one year employment agreement with Leslie Young pursuant to which Ms. Young serves as the Corporate Secretary. Ms. Young was paid a monthly salary of $3,000.00 from January to July 2013 and $2,000.00 per month from August to December 2013.

(7)

The value of perquisites including property or other personal benefits provided to an NEO that are generally available to all employees, and that in the aggregate are worth less than $50,000, or are worth less than 10% of an NEO’s total salary for the financial year are not reported herein.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following tables set forth the outstanding option-based awards and share-based awards granted to the NEOs of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (1) ($)	Option expiration date	Value of unexercised in-the- money options (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Mark Jarvis President & CEO	250,000 125,000 400,000 200,000	$0.35 $0.50 $0.50 $0.10	15-Oct-14 29-Nov-15 27-Jan-16 4-Jan-18	Nil Nil Nil Nil	N/A N/A N/A N/A	N/A N/A N/A N/A
Brian Fiddler, CFO	100,000 50,000 200,000	$0.35 $0.50 $0.10	15-Oct-14 27-Jan-16 4-Jan-18	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Leslie Young, Corporate Secretary	75,000 50,000 50,000 200,000	$0.35 $0.50 $0.50 $0.10	15-Oct-14 29-Nov-15 27-Jan-16 4-Jan-18	Nil Nil Nil Nil	N/A N/A N/A N/A	N/A N/A N/A N/A

Notes:

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the five day period immediately preceding the option grant.
(2)	Value of unexercised in-the-money options calculated using the closing share price on the TSX at December 31, 2013 less the exercise price of in-the-money stock options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark Jarvis President and CEO	8,908	N/A	N/A
Brian Fiddler, CFO	8,908	N/A	N/A
Leslie Young Corporate Secretary	8,908	N/A	N/A

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth the details of compensation provided to the directors, other than the Named Executive Officers, during the Company’s most recently completed financial year:

Name	Fees Earned ($)	Share- based Awards ($)	Option- based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Lyle Davis (1)	Nil	Nil	13,363	Nil	Nil	Nil	13,363
Tom Milner (2)	Nil	Nil	13,363	Nil	Nil	Nil	13,363
George Sookochoff (3)	4,100	Nil	8,908	Nil	Nil	Nil	13,008
Gary Johnson (4)	Nil	Nil	13,363	Nil	Nil	Nil	13,363
Cliff Carson (5)	Nil	Nil	22,271	Nil	Nil	Nil	22,271

(1)	Mr. Davis was appointed a director of the company on June 11, 2004.
(2)	Mr. Milner was appointed a director of the company on October 9, 2007.
(3)	Mr. Sookochoff was appointed a director of the company on November 28, 2003.
(4)	Mr. Gary Johnson was appointed a director of the company on June 10, 2010.
(5)	Mr. Carson was appointed a director of the Company on May 10, 2011.

Compensation of Directors

Commencing January 1, 2009, the Company paid $2,000 per audit committee meeting with a maximum of $8,000 per year to the independent directors. The Company held four audit committee meetings during the most recently completed financial year.

Commencing April 2012, the independent directors forfeited payment.

Other than as set forth in the foregoing, no director of the Company who is not an NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

Incentive Plan Awards for Directors

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($) (1)	Option expiration date	Value of unexercised in-the- money options ($) (2)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Lyle Davis	100,000 50,000 300,000	$0.35 $0.50 $0.10	15-Oct-14 27-Jan-16 4-Jan-18	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Gary Johnson	500,000 200,000 300,000	$0.40 $0.50 $0.10	10-Jun-15 27-Jan-16 4-Jan-18	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Tom Milner	150,000 300,000	$0.50 $0.10	29-Nov-15 4-Jan-18	Nil Nil	N/A N/A	N/A N/A
George Sookochoff	200,000 50,000 200,000	$0.35 $0.50 $0.10	15-Oct-14 27-Jan-16 4-Jan-18	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Cliff Carson	800,000 500,000	$0.42 $0.10	11-May-16 4-Jan-18	Nil Nil	N/A N/A	N/A N/A

Notes:

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the five day period immediately preceding the option grant.
(2)	Value of unexercised in-the-money options calculated using the closing share price on the TSX at December 31, 2012 less the exercise price of in-the-money stock options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

Value Vested or Earned for Incentive Plan Awards during the Most
Recently Completed Financial Year

Name	Option-based Awards Value Vested during the year ($)	Share-based Awards Value Vested during the year ($)	Non-Equity Incentive Plan compensation – Value earned during the year ($)
Lyle Davis	13,363	N/A	N/A
Tom Milner	13,363	N/A	N/A
George Sookochoff	8,908	N/A	N/A
Gary Johnson	13,363	N/A	N/A
Cliff Carson	22,271	N/A	N/A

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans as at the end of the most recently completed financial year:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in column (a)) (c)
Equity compensation plans approved by security holders	18,390,333	$0.15	2,740,349
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	18,390,333	$0.15	2,740,349

A copy of the stock option plan (the “Plan”), approved at the Company’s 2009 annual general and special meeting of shareholders, is available for review at the offices of the Company at Suite 1060-1090 West Georgia Street, Vancouver, BC V6E 3V7 or at Clark Wilson LLP, the registered offices of the Company, at Suite 800 – 885 West Georgia Street, Vancouver, BC V6C 3H1 during normal business hours up to and including the date of the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201 Corporate Governance Principles. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company’s corporate governance policies and mandates may also be publicly viewed on the Company’s website at www.hardcreeknickel.com.

Board of Directors

Independence of Members of Board

The Company’s current Board consists of six directors, five of which are independent based upon the tests for independence set forth in NI 52-110. Messrs. Cliff Carson, Lyle Davis, Gary Johnson, George Sookochoff and Tom Milner are independent. Mr. Mark Jarvis is not independent as he is the President and Chief Executive Officer of the Company.

Management is nominating six (6) individuals to the Company’s Board: Mark Jarvis, Lyle Davis, George Sookochoff, Gary Johnson, Tom Milner and Cliff S. Carson, all of whom are currently directors of the Company. The Guidelines suggest that the Board of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Of the Company’s current directors, all directors except Mark Jarvis are considered to be independent directors, as they have no direct or indirect material relationship with the Company. Mark Jarvis is not considered to be an independent director as he is also an executive officer of the Company.

The operations of the Company do not support a large board, and the Board has determined that the current size and constitution of the Board is appropriate for the Company’s current stage of development.In the event of a conflict of interest at a meeting of the Board, the conflicted director will, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such participation.

Participation of Directors in Board Meetings

For the year ended December 31, 2013, three regular board meetings were held. All directors were in attendance, either in person or via teleconference.

Board Mandate

The Board is responsible for the conduct of the Company’s affairs generally. The Board is responsible for reviewing and approving the Company’s operating plans and budgets as presented by management. The Board is responsible for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company’s senior management personnel also fall within the ambit of the Board’s responsibilities. The Board is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. In keeping with its overall responsibility for the stewardship of the financial affairs of the Company, the Board created an Audit Committee which is responsible for the integrity of the Company’s internal control and management information systems.

The Board is responsible for approving annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

The Board delegates responsibility to management for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

The Board believes the Company is well served and the independence of the Board from management is not compromised. The Board does not have, and does not consider it necessary under the circumstances to have, any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition is sufficient to ensure that the Board can function independently of management.

Position Descriptions

Given the small size of the Company, the board does not have written position descriptions for its chairman or its committee chairs. The Board delineates the role and responsibilities of these individuals through reference to industry norms, past practice and in the case of the CEO, through his employment contract with the Company.

The Chairman is independent of management and is responsible for leading the discussion and ensuring that the Board convenes as often as is required in order to meet the needs of the Company. In addition, the Chairman also meets with the CEO on a regular basis to help with this function. The Audit Committee has a chair and a charter which charter provides structure and guidance with respect to the roles of the board, committee and the chair. In addition, the chair of the Audit Committee is independent of management. The Disclosure Committee does not have a written description for the chair. The Chair of the Disclosure Committee is independent from Management and has a Corporate Disclosure Policy which provides for timely, factual and accurate disclosure of all corporate information to Security holders of the Company and to the public.

Directorships

The following table is a list of directorships in other reporting issuers held by the director(s) of the Company:

Name of Director	Name of Reporting Issuer
Lyle Davis	Condor Resources Inc. Terra Nova Energy Ltd. **
Mark Jarvis	Shoal Point Energy Ltd.* Terra Nova Energy Ltd. **

(*) Mr. Jarvis became a director of Shoal Point Energy Ltd. effective June 28, 2013.
(**) Messrs. Jarvis and Davis became directors of Terra Nova Energy effective February 18, 2014.

Orientation and Continuing Education

Due to the size of the Company’s current Board, the Board does not have a formal process of orientation or education program for the new members of the Board. However, any new directors will be given the opportunity to: (a) familiarize themselves with the Company, the current directors and members of management; (b) review copies of recently publicly filed documents of the Company, technical reports and the Company’s internal financial information; (c) have access to technical experts and consultants; and (d) review a summary of significant corporate and securities legislation. Directors are also given the opportunity for continuing education.

Board meetings may also include presentations by the Company’s management and consultants to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has adopted a Code of Ethics and Insider Trading Policy which has been distributed to its directors, officers, employees and consultants. A copy of the Code is available from the Company on written request or may be viewed on the Company’s website.

Nomination of Directors

The Board does not currently have a nominating committee, and these functions are currently performed by the Board as a whole. The Board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual general meeting of Shareholders. The Board has determined that the configuration of six (6) directors proposed at the Meeting is the appropriate number of directors, taking into account the number required to carry out duties effectively while maintaining a diversity of views and experiences.

Compensation

The directors of the Company do not receive any compensation for services rendered in his capacity as a director until such time the Company has sufficient cash reserves. The Board does not have a compensation committee. The compensation of the Company’s executive officers is determined by the Board as a whole.

Other Board Committees

The Board has an audit committee and a disclosure committee.

Disclosure Committee

The disclosure committee is responsible for ensuring compliance with the Company’s corporate disclosure policy, which provides for timely, factual and accurate disclosure of corporate information to security holders and to the public. The members of the disclosure committee are those persons who from time to time occupy the following offices of the Company: chief executive officer, chief financial officer, the chairman of the Board, the executive vice-president and the corporate secretary.

Audit Committee

The audit committee is comprised of three independent directors. Each member of the audit committee is considered to be independent and financially literate in accordance with NI 520110. The audit committee is responsible for assisting the board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the company’s annual and quarterly financial statements.

Audit committee information, as required under NI 52-110, is contained in the Company’s Annual Information Form dated December 31, 2013 under the heading “Audit Committee”. The Company’s Annual Information Form for the year ended December 31, 2013 is available under the Company’s profile on SEDAR at www.sedar.com.

Assessments

Due to the size of the Company’s current Board, the Board does not formally review individual Board members or committee members and their contributions. The Board is of the view that the Company’s shareholders are the most important assessors of Board performance and that they provide the most effective, objective assessment of the Board’s performance.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as elsewhere in this Information Circular or the documents of the Company incorporated by reference, no “Informed Person” (as defined in National Instrument 51-102 Continuous Disclosure Obligations), no proposed director of the Company and no associate or affiliate of any Informed Person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed by a person other than the directors or executive officers of the Company.

DISCLOSURE REGARDING SECURITY BASED COMPENSATION ARRANGEMENTS

The TSX requires that listed issuers must disclose on an annual basis, in their information circulars, the terms of their security based compensation arrangements and any amendments that were adopted in the last fiscal year. Accordingly, the Company is providing the disclosure below.

Stock Option Plan

The Shareholders will be asked to approve the unallocated options issuable pursuant to the Plan every three years in accordance with the rules and policies of the TSX. Therefore, the Shareholders will be asked for such approval at the annual and special meeting of the shareholders of the Corporation to be held in 2014.

The only security based compensation arrangement which the Company has in place is the amended and restated stock option plan (the “Plan”), which was approved by the Company’s Shareholders at the Company’s annual general and special meeting held on June 27, 2008. The Company amended and restated its previous stock option plan (approved by Shareholders at the Company’s 2004 annual general meeting) (the “2004 Plan”) to meet the requirements of the policies of the TSX as set out in the TSX Company Manual (the “Manual”). The Company also made certain amendments to the 2004 Plan, to allow for beneficial tax treatment of incentive stock options by certain eligible persons who are subject to tax in the United States.

The purpose of the Plan is to advance the interests of the Company by encouraging the directors, officers, employees, consultants and management company employees of the Company to acquire Shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

The rules of the TSX provide that all unallocated options issuable under a “rolling” stock option plan must be approved by Shareholders every three years after the institution of the stock option plan.

Eligible Participants

Stock options (“Options”) to purchase Shares may be granted to the following persons under the Plan:

a)	Eligible Employees (as defined in the Plan);
b)	Service Providers (as defined in Section 613(b) of the Manual):
c)	directors;
d)	consultants; and
e)	such other persons as the plan administrator will select, subject to applicable laws.

Securities Available for Issuance under the Plan

Subject to adjustment as provided in Section 13 of the Plan, the Options to be offered under the Plan consist of authorized but unissued Shares of the Company. The aggregate number of shares to be delivered upon the exercise of all Options granted under the Plan cannot exceed an amount equal to 10% of the issued shares of the Company at the time of any granting of Options (on a non-diluted basis). Based upon 90,373,493 Shares outstanding on the Record Date, this amounts to 9,037,349 Shares.

The Company currently has 6,297,000 Options issued and outstanding under the Plan, representing 69.70% of the Company’s currently issued and outstanding Shares (on a non-diluted basis).

Issuances to Insiders

The Plan limits the number of Options which may be granted under the Plan to Insiders (as defined under applicable laws) as follows:

a)	the number of Shares reserved for issuance with respect to options granted to Insiders cannot exceed ten percent (10%) of the issued and outstanding Shares on the grant date;

b)	the issuance to Insiders, within a one year period, cannot result in a number of Shares issued to Insiders exceeding ten percent (10%) of the issued and outstanding Shares; and

c)	the issuance of Shares to any one Insider, within a one year period, cannot exceed five percent (5%) of the issued and outstanding Common Shares.

Issuances to Individuals

The Plan limits the number of Options which may be granted under the Plan to any individual. No person is eligible to receive Options to purchase more than 5% of the issued and outstanding Shares (subject to adjustment as set forth in Section 13 of the Plan). Additionally, the number of Options granted to persons employed in investor relations activities and to consultants is limited to 2% of the issued and outstanding Shares.

Option Price

The exercise price of each Option is determined by the plan administrator in accordance with applicable laws, including the Manual and, for certain Options, the United States Internal Revenue Code of 1986. The exercise price per Share cannot be less than the closing trading price of the Shares on the TSX on the last trading day preceding the date on which the Option is granted (or if the Shares are not then listed and posted for trading on the TSX, on such other stock exchange or quotation system on which the Shares are listed and posted for trading as may be selected by the Board). In the event that the Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price will be the fair market value of the Shares as determined by the plan administrator. Additional restrictions on the exercise price of Options are stated in Section 4.1(c) of the Plan.

Vesting

The Plan provides that no Option will be exercisable until it has vested. The plan administrator may, in its sole discretion, determine the time during which Options will vest and the method of vesting or that no vesting restriction will exist. The vesting of one or more outstanding Options may be accelerated by the plan administrator at such times and in such amounts as it will determine in its sole discretion.

If no vesting schedule is specified at the time of grant, the Options will vest as follows:

a)	on the first anniversary of the date of grant, the Option will vest and will become exercisable with respect to 25% of the Shares to which it pertains;

b)	on the second anniversary of the date of grant, the Option will vest and will become exercisable with respect to an additional 25% of the Shares to which it pertains;

c)	on the third anniversary of the date of grant, the Option will vest and will become exercisable with respect to an additional 25% of the Shares to which it pertains; and

d)	on the fourth anniversary of the date of grant, the Option will vest and will become exercisable with respect to the balance of the Shares to which it pertains.

Term

Subject to Sections 11 and 12 of the Plan, the term of each Option (the “Option Period”) is a period of time fixed by the plan administrator, not to exceed the maximum period permitted by any stock exchange or quotation system on which the Shares are then listed or other regulatory body having jurisdiction.

Termination

The Plan provides that, if an Optionee ceases to be a director, officer, employee or consultant, as the case may be, of the Company for any reason (other than death), that person may, but only within 90 days next succeeding his ceasing to be a director, officer, employee or consultant, exercise his Option to the extent that he was entitled to exercise it at the date of such cessation provided that, in the case of such person who is engaged in investor relations activity on behalf of the Company, the 90 day period will be shortened to 30 days. In the case of termination of employment or contractual relationship with the Company or its subsidiaries for cause (as determined in the sole discretion of the plan administrator), the Options will terminate immediately.

In the event of the death of an Option holder, the Option previously granted to him is exercisable only within the 12 months next succeeding such death and then only:

a)

by the person or persons to whom the Option holder’s rights under the Option will pass by the Option holder’s will or the laws of descent and distribution of the Option holder’s domicile at the time of death; and

b)	if and to the extent that he was entitled to exercise the Option at the date of his death.

Transferability

All benefits, rights and Options accruing to the Option holder in accordance with the terms and conditions of the Plan are not transferable or assignable unless specifically provided for by the Plan.

Amendment

The plan administrator may, at any time, suspend or terminate the Plan. The Board may, subject to such approvals as may be required under the rules of any stock exchange or which the Shares are then listed, or other regulatory body having jurisdiction or any applicable securities laws, also at any time amend or revise the terms of the Plan, provided that no such amendment or revision will alter the terms of any Options granted under the Plan prior to such amendment or revision.

Notwithstanding the foregoing, the events triggering acceleration of vesting of outstanding Options may be modified, expanded or eliminated without the consent of Option holders and the plan administrator may modify grants to persons who are eligible to receive Options under this Plan who are foreign nationals or employed outside Canada and the United States to recognize differences in local law, tax policy or custom.

So long as it remains a policy of the TSX, or such other stock exchange or quotation system on which the Company’s Shares are listed and posted for trading, the Company will obtain disinterested shareholder approval for any reduction in the exercise price of the Option if the Option holder is an Insider of the Company at the time of the proposed amendment.

Copy of the Plan

A copy of the Plan is available for review at the offices of the Company at Suite 1060-1090 West Georgia Street, Vancouver, B.C. V6E 3V7 or at Clark Wilson LLP, the registered offices of the Company, at Suite 800 – 885 West Georgia Street, Vancouver, B.C. V6C 3H1 during normal business hours up to and including the date of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the fiscal year ended December 31, 2013 and for the three months ended March 31, 2014. Shareholders may contact the Company to request copies of financial statements and MD&A at the following address: #1060-1090 West Georgia Street, Vancouver, British Columbia, Canada V6E 3V7.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies, has been authorized by the Board of the Company.

Dated at Vancouver, British Columbia, this 16th day of May, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark Jarvis”

Mark Jarvis
President, CEO and Director